CERTIFICATE OF AMENDMENT

TO THE THIRD AMENDED AND RESTATED BY-LAWS

OF

FORWARD INDUSTRIES, INC.

The undersigned, being the duly acting and appointed Secretary of Forward Industries, Inc., a New York corporation (the “Company”), hereby certifies that the board of directors of the Company (the “Board”) amended paragraph (a)(2) of Section 208 of ARTICLE II of the Third Amended and Restated By-laws of Forward Industries, Inc. (the “Bylaws”), effective as of the date set forth below, to insert the following sentence into Section 208(a)(2) immediately following the second sentence thereof:

“Notwithstanding the foregoing, in connection with the 2014 annual meeting, in the event that the date of the annual meeting is not changed more than 30 days before or more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely a shareholder notice shall be received not later than the close of business on June 27, 2014.”

Dated:  May 28, 2014